

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
William J. Clough,
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

> **Re:** **CUI Global, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 001-35407**

Dear Mr. Clough:

We have reviewed your supplemental response letter dated January 18, 2013 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012, as amended by Amendment No. 1 Filed on April 4, 2012

Identifiable Intangible Assets, page 76

1.   We note your response to comment five from our letter dated December 21, 2012. In your proposed revised disclosures you state that management followed the steps in ASC 350-20-35-3C and concluded that none of the events occurred during 2011, therefore no further analysis was necessary. Please note that the list of events and circumstances in ASC 350-20-35-3C merely provides examples, and is not an exhaustive checklist of events or circumstances that might trigger an impairment of your goodwill. Please revise your policy and disclosure, as appropriate, to include the consideration of all known events or circumstances that might trigger an impairment of your goodwill.

2.   Further, goodwill is tested for impairment at the reporting unit level, which requires allocation to your reporting units. Please refer to ASC 350-20-35-1 and revise your policy and disclosure, as appropriate.

3.   We note your response to comment six from our letter dated December 21, 2012. Please revise your disclosure to distinguish your impairment policy for goodwill from that of each of the other indefinite lived intangible assets that you have identified. Include in this disclosure the methodology used to calculate the fair value of each different type of asset.

4.   We note your response to comment seven from our letter dated December 21, 2012. It is unclear why the effect of either competition, product life cycles or economic factors, if not legal or contractual terms, has not affected the useful life or fair value attributed to the customer list acquired from CUI. Please confirm that the company has retained substantially all of the customers acquired from CUI without any significant change in expected cash flows from these customers.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director